UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PRE-PAID LEGAL SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

740065   10   7

(CUSIP Number)

February 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740065 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Paul & Jane Meyer Family Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,057,290

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,057,290

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,057,290

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 740065 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 198,300

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 198,300

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 1.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 740065 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jane Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Pre-Paid Legal Services, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices One Pre-Paid Way Ada, Oklahoma 74820-5813

Item 2.
	(a)	Name of Person Filing The Paul & Jane Meyer Family Foundation Paul J. Meyer Jane Meyer
	(b)	Address of Principal Business Office or, if none, Residence 4527 Lake Shore Drive Waco, Texas 76710
	(c)	Citizenship The Paul & Jane Meyer Family Foundation is a Texas non-profit corporation. Paul J. Meyer is a citizen of the United States. Jane Meyer is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 740065 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		The Paul & Jane Meyer Family Foundation	-	1,057,290
		Paul J. Meyer	-	198,300
		Jane Meyer	-	10,000

	(b)	Percent of class:
		The Paul & Jane Meyer Family Foundation	-	7.0%
		Paul J. Meyer	-	1.3%
		Jane Meyer	-	0.0%

The calculation of the percentage of beneficial ownership of the Company’s common stock is based upon 15,055,981 shares outstanding on April 21, 2006, as disclosed by the Company in its Quarterly Report on Form 10-Q.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
		The Paul & Jane Meyer Family Foundation	-	0
		Paul J. Meyer	-	198,300
		Jane Meyer	-	10,000

	(ii)	Shared power to vote or to direct the vote
		The Paul & Jane Meyer Family Foundation	-	1,057,290
		Paul J. Meyer	-	0
		Jane Meyer	-	0

	(iii)	Sole power to dispose or to direct the disposition of
		The Paul & Jane Meyer Family Foundation	-	0
		Paul J. Meyer	-	198,300
		Jane Meyer	-	10,000

	(iv)	Shared power to dispose or to direct the disposition of
		The Paul & Jane Meyer Family Foundation	-	0
		Paul J. Meyer	-	198,300
		Jane Meyer	-	10,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
	Item 10(a)	Not Applicable.
Item 10(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE PAUL & JANE MEYER FAMILY FOUNDATION

By:	/s/Paul J. Meyer
Paul J. Meyer
Trustee

/s/ Paul J. Meyer
Paul J. Meyer, individually

/s/ Jane Meyer
Jane Meyer, individually